By Edgar “CORRESP”

April 5, 2006

Ms. Kathleen Krebs

United States Securities and Exchange Commission

Washington, D. C. 20549-0303

Re: UNITY WIRELESS CORPORATION/ PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A/ FILED ON FEBRUARY 21, 2006/ FILE NO. 0-30620

Dear Ms. Krebs:

Thank you for your letter of March 21, 2006. At your request, we are responding to each of your points with this supplemental letter. We are keying our responses to your comments.

1.

We acknowledge your first comment and will include the Schedule 14A cover page in our amended Preliminary Schedule 14A filing.

2.

In your Comment 2 you ask us to discuss the possible negative effects of our certificate of incorporation amendment proposal such as the possible dilutive effect, other than in an anti-takeover context, and the possible depressive effect on our stock price.

(a)

We will supplement our discussion in the section titled “The Proposed Stock Amendment” to include the following: “The issuance of new shares of common stock that would be authorized if the Amendment is approved could in a number of ways adversely affect the holders of shares of the common stock that are currently outstanding. For example, the voting power of our outstanding common stock will be diluted to the extent we issue additional shares of common stock in the future. Also, depending upon the number of shares of common stock issued and the relationship thereof to the book value of the common stock, it is possible that issuance of any of the common stock could have a dilutive effect on stockholders’ equity in the Company. The Company is continuously engaged in negotiations for the acquisition of various companies, and in a current negotiation the Company and a potential acquisition have signed a proposed term sheet. The Company will be required to use the additional shares if any of these acquisitions are consummated, and the issuance of these shares may also have a dilutive effect on stockholders’ equity in the Company.”

3.

In your Comment 3, you note that we filed a Form 8-K on February 17, 2006 regarding our agreement to acquire Avantry Ltd. (“Avantry”) and a Form 8-K on March 6, 2006 regarding our recent financing (“February 2006 Financing”). You further note that we should describe in detail any current plans for the use of the proposed additional shares of common stock to be authorized by the shareholders, including any financing or other transaction. You also ask us to describe the terms of these transactions and to include a discussion of how these transactions could positively and negatively impact our shareholders, assuming that a portion of the proposed additional shares of common stock to be authorized by the shareholders will be used for these transactions.

(a)

We have reserved sufficient authorized shares of common stock to cover the issuance of common stock that would be issuable for Avantry if the Avantry acquisition is closed. We therefore have no plans to use for this purpose any additional shares of common stock that would be authorized if the Amendment is approved.  Accordingly, Note A to Schedule 14A does not apply to the acquisition of Avantry.

(b)

The shares to be authorized by the Amendment will be used for issuances to be made on conversion and exercise of securities issued in the financing that occurred after the Company filed its preliminary Proxy Statement. The Company will update and supplement the section titled “Consideration of the Amendment” to include the following description of this financing and how this financing could positively and negatively impact our shareholders:

February 2006 financing:

On February 28, 2006, the Company sold to private investors $2,200,000 principal amount of Secured Convertible Notes (“Notes”) and warrants to purchase 6,875,000 shares of common stock at $0.16 per share (“Warrants”).

The Notes bear interest at the rate of 8% per annum.  Interest is payable quarterly beginning July 1, 2006 in cash or, subject to certain conditions, in registered common stock valued at 85% of the then volume weighted average price.  The principal amount of the Notes is due on February 28, 2009 and is secured by all of the assets of the Company.

The Notes will be due immediately and the Company will incur at least a 30% penalty if stockholders of the Company fail by June 28, 2006 to increase the number of authorized shares of common stock to at least 300,000,000, or upon certain other defined default events.

The Notes are convertible into common stock at the option of the holders at $0.16 per share, provided that until July 1, 2006 the Notes are convertible into a maximum aggregate of 10,000,000 shares of common stock.  Subject to certain conditions, the conversion price will be reduced on an unweighted basis if the Company issues equity securities at an effective price of less than $0.16 per share.  Also, subject to certain conditions, the Company can force conversion of the Notes if the volume weighted average price of the common stock is at least $0.32 for 20 consecutive trading days.

The Warrants are exercisable at $0.16 per share and expire on February 28, 2011.  Subject to certain conditions, the exercise price will be reduced on an unweighted basis if the Company issues equity securities at an effective price of less than $0.16 per share.  In addition, subject to certain conditions, the Warrants will expire unless exercised within a specified number of days after the Company gives due notice that the volume weighted average price of the common stock was at least $0.32 for 20 consecutive trading days.

The Company agreed to register the shares of common stock issuable upon conversion of the Notes and exercise of the Warrants, and any shares that the Company may propose to issue in payment of interest on the Notes.

In connection with the financing, the Company paid $176,000 in fees to Cambria Capital, LLC (“Cambria”) and approximately $10,000 of expenses, excluding fees of the Company's counsel. The Company also issued to Cambria warrants to purchase 1,375,000 shares of common stock at an exercise price of $0.16 per share and in the form of the Warrants.

In connection with the financing, the Company reduced from $0.20 to $0.16 the per share conversion price of $1,200,000 principal amount of secured convertible notes previously issued to investors in the offering (“prior notes”), and reduced from $0.20 to $0.10 the per share exercise price of 2,500,000 warrants previously issued to these investors.   The investors extended the maturity date of the prior notes from August 31, 2006 (as to $250,000 principal amount) and February 11, 2007 (as to $950,000 principal amount) to February 28, 2009.

Shareholder Consideration of the Amendment in light of the Company’s obligations under the February 2006 financing.

The Company consummated the February 2006 financing to obtain working capital that it needed for its operations. The extension of the maturity dates of previously outstanding notes benefited the Company by extending the date when it will be required to obtain the funds to discharge these notes.

However, the February 2006 financing could adversely affect the Company in a number of ways. The increase in the number of shares of common stock that are issuable on conversion and exercise of the securities issued in the financing, and as dividends on the Notes, will likely tend to reduce the market price of the shares of common stock. The reduction in the exercise price of previously outstanding warrants will make it more attractive for the holders of these warrants to exercise their warrants and sell the underlying shares of common stock at lower prices. Any reduction of the conversion price of the Notes and the exercise price of the Warrants - as required if the Company issues equity securities at an effective price of less than $0.16 per share - would similarly make it more attractive for the holders of the Notes and Warrants to convert and exercise these securities and to sell the underlying shares at lower prices.

The security interest that the Company granted in respect of the Notes may make it more difficult for the Company to obtain future financing.

The Company is contractually bound to repay the Notes and to incur at least a 30% penalty if the Company does not by June 28, 2006 increase the number of authorized shares of common stock to at least 300,000,000, or upon certain other defined default events. The approval by the stockholders of the Amendment before June 28, 2006 will result in the timely increase of authorized shares required under the Notes. Should the stockholders fail to approve the Amendment, the Company will be required to seek immediate financings to repay the Notes and to pay the related penalties. The Company does not have any arrangement to obtain the funds that would be required for this purpose.

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(c)

The Company is continuously engaged in negotiations for the acquisition of various companies, and in a current negotiation the Company and a potential acquisition have signed a proposed term sheet. The Company will be required to use the additional shares if any of these acquisitions are consummated. The Company regards itself as not having any current plans for the issuance of additional shares in any of these potential acquisitions because it has not entered into a letter of intent or definitive agreement for these acquisitions.  See the response above to your Comment 2, where we have added the following sentence to the paragraph in the proxy statement set out in response to Comment 2:

The Company is continuously engaged in negotiations for the acquisition of various companies, and in a current negotiation the Company and a potential acquisition have signed a proposed term sheet. The Company will be required to use the additional shares if any of these acquisitions are consummated, and the issuance of these shares may also have a dilutive effect on stockholders’ equity in the Company.

4.

In your Comment 4, you ask us to provide our analysis regarding why Note A to Schedule 14A does not require us to include Item 14 information as to our agreement to acquire Avantry Ltd.

(a)

As noted earlier, Note A to Schedule 14A is inapplicable with regard to our agreement to acquire Avantry as the Company has no need, and has no plans, to use for the acquisition of Avantry any of the proposed additional shares of common stock to be authorized by the shareholders.

***

The Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ilan Kenig

Ilan Kenig

Chief Executive Officer

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